Exhibit 99.132

DeFi Technologies Appoints Andrew Forson as President of DeFi Technologies and Chief Growth Officer of Valour

TORONTO, April 8, 2025 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA DEFI) (GR: R9B)(OTC: DEFTF), a financial technology company focused on the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce the appointment of Andrew Forson as President of DeFi Technologies and Chief Growth Officer of Valour, the Company’s digital asset ETP business.

Andrew Forson, who joined DeFi Technologies’ board of directors in July 2024, has played an integral role in driving Valour’s recent geographic expansion efforts. In his new full-time leadership role, Andrew will spearhead DeFi Technologies’ global strategy and oversee Valour’s continued growth across European and international markets.

“Andrew’s track record in digital assets, structured finance, and venture strategy makes him uniquely positioned to lead the next phase of growth for both DeFi Technologies and Valour,” said Olivier Roussy Newton, CEO of DeFi Technologies. “His leadership has already helped shape our expansion roadmap, and we are excited to have him join us full time to continue building on that momentum.”

Andrew brings deep expertise from his previous role as Head of Ventures and Investments at the Hashgraph Group, the commercialization and enablement arm of Hedera. There, he was instrumental in advancing strategic investments and innovation across the Web3 ecosystem. His financial engineering background, combined with a strong understanding of digital asset markets, positions him to advance DeFi Technologies’ mission of making decentralized finance accessible through secure and compliant investment products.

“I’m honored to take on this expanded role at DeFi Technologies and Valour,” said Andrew Forson. “The opportunity to lead growth for such an innovative and forward-looking organization is incredibly exciting. I look forward to working closely with the team to expand access to digital assets globally and further establish DeFi Technologies as a market leader in digital finance.”

Andrew Forson holds an MBA from the prestigious Edinburgh Business School and has previously held senior positions across investment management, financial technology, and blockchain innovation.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the appointment of officers at DeFi Technologies and Valour; global expansion of DeFi Technologies and Valour; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%SEDAR: 00007675E

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer,ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 08-APR-25